UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Momo Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

60879B 10 7**

(CUSIP Number)

Matrix Partners China II Hong Kong Limited

Matrix Partners China II, L.P.

Matrix Partners China II-A, L.P.

Matrix China Management II, L.P.

Matrix China II GP GP, Ltd.

Yibo Shao

c/o Flat 2807, 28/F

AIA Central

No. 1 Connaught Road, Central, Hong Kong

+852 3960-6592

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 5 solely on behalf of, and only to the extent that it relates to, Matrix Partners China II Hong Kong Limited (“Matrix HK”), Matrix Partners China II, L.P. (“Matrix China II”), Matrix Partners China II-A, L.P. (“Matrix China II-A”), Matrix China Management II, L.P. (“Matrix Management”), Matrix China II GP GP, Ltd. (“Matrix GP” and, together with Matrix HK, Matrix China II, Matrix China II-A and Matrix Management, the “Matrix Funds”) and Yibo Shao (“Mr. Shao” and, together with the Matrix Funds, the “Matrix Reporting Persons”) to the Schedule 13D initially filed by Yan Tang (“Mr. Tang”), Sichuan Zhang (“Ms. Zhang”), Gallant Future Holdings Limited (“Gallant Future”), Matrix Funds and Mr. Shao with the U.S. Securities and Exchange Commission (the “Commission”) on July 6, 2015, as amended by Amendment No. 1 filed on April 6, 2016, Amendment No. 2 on August 23, 2016, Amendment No. 3 on September 6, 2016 and Amendment No. 4 on February 21, 2017 (the “Original Filing”), in each case with respect to the Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”) of Momo Inc., a Cayman Islands company (the “Company”).

**	This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing two Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60879B 10 7	13D/A

1.	Name of Reporting Persons Matrix Partners China II Hong Kong Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,719,433 Ordinary Shares(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 41,719,433 Ordinary Shares(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,719,433 Ordinary Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.

Percent of Class Represented by Amount in Row 11

10.7%(2) (representing 3.3% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14.	Type of Reporting Person (see instructions) CO

(1)	Includes (i) 32,770,897 Class A Ordinary Shares held of record by Matrix Partners China II Hong Kong Limited and (ii) 4,474,268 ADSs held by Matrix Partners China II Hong Kong Limited, representing 8,948,536 Class A Ordinary Shares.
(2)	The calculation is based on 388,948,435 Ordinary Shares (including Class A and Class B Ordinary Shares) issued and outstanding as of December 31, 2016, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on March 8, 2017, including 96,886,370 Class B Ordinary Shares issued and outstanding, as disclosed by Gallant Future in the Amendment No.2 to the original Schedule 13D filed with the Commission on August 23, 2016.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No. 60879B 10 7	13D/A

1.	Name of Reporting Persons Matrix Partners China II, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 41,719,433 Ordinary Shares(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 41,719,433 Ordinary Shares(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,719,433 Ordinary Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.

Percent of Class Represented by Amount in Row 11

10.7%(2) (representing 3.3% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14.	Type of Reporting Person (see instructions) PN

(1)	Includes (i) 32,770,897 Class A Ordinary Shares and (ii) 4,474,268 ADSs, representing 8,948,536 Class A Ordinary Shares, held by Matrix HK. Matrix HK is 90% owned by Matrix China II and 10% owned by Matrix China II-A. Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China II and Matrix China II-A, and as such, may exercise voting and dispositive power over the shares held by Matrix HK. Mr. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over the shares held by Matrix HK.
(2)	The calculation is based on 388,948,435 Ordinary Shares (including Class A and Class B Ordinary Shares) issued and outstanding as of December 31, 2016, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on March 8, 2017, including 96,886,370 Class B Ordinary Shares issued and outstanding, as disclosed by Gallant Future in the Amendment No.2 to the original Schedule 13D filed with the Commission on August 23, 2016.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No. 60879B 10 7	13D/A

1.	Name of Reporting Persons Matrix Partners China II-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 41,719,433 Ordinary Shares(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 41,719,433 Ordinary Shares(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,719,433 Ordinary Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.

Percent of Class Represented by Amount in Row 11

10.7%(2) (representing 3.3% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14.	Type of Reporting Person (see instructions) PN

(1)	Includes (i) 32,770,897 Class A Ordinary Shares and (ii) 4,474,268 ADSs, representing 8,948,536 Class A Ordinary Shares, held by Matrix HK. Matrix HK is 90% owned by Matrix China II and 10% owned by Matrix China II-A. Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China II and Matrix China II-A, and as such, may exercise voting and dispositive power over the shares held by Matrix HK. Mr. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over the shares held by Matrix HK.
(2)	The calculation is based on 388,948,435 Ordinary Shares (including Class A and Class B Ordinary Shares) issued and outstanding as of December 31, 2016, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on March 8, 2017, including 96,886,370 Class B Ordinary Shares issued and outstanding, as disclosed by Gallant Future in the Amendment No.2 to the original Schedule 13D filed with the Commission on August 23, 2016.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No. 60879B 10 7	13D/A

1.	Name of Reporting Persons Matrix China Management II, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,719,433 Ordinary Shares(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 41,719,433 Ordinary Shares(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,719,433 Ordinary Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.

Percent of Class Represented by Amount in Row 11

10.7%(2) (representing 3.3% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14.	Type of Reporting Person (see instructions) PN

(1)	Includes (i) 32,770,897 Class A Ordinary Shares and (ii) 4,474,268 ADSs, representing 8,948,536 Class A Ordinary Shares, held by Matrix HK. Matrix HK is 90% owned by Matrix China II and 10% owned by Matrix China II-A. Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China II and Matrix China II-A, and as such, may exercise voting and dispositive power over the shares held by Matrix HK. Mr. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over the shares held by Matrix HK.
(2)	The calculation is based on 388,948,435 Ordinary Shares (including Class A and Class B Ordinary Shares) issued and outstanding as of December 31, 2016, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on March 8, 2017, including 96,886,370 Class B Ordinary Shares issued and outstanding, as disclosed by Gallant Future in the Amendment No.2 to the original Schedule 13D filed with the Commission on August 23, 2016.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No. 60879B 10 7	13D/A

1.	Name of Reporting Persons Matrix China II GP GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,719,433 Ordinary Shares(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 41,719,433 Ordinary Shares(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,719,433 Ordinary Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.

Percent of Class Represented by Amount in Row 11

10.7%(2) (representing 3.3% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14.	Type of Reporting Person (see instructions) CO

(1)	Includes (i) 32,770,897 Class A Ordinary Shares and (ii) 4,474,268 ADSs, representing 8,948,536 Class A Ordinary Shares, held by Matrix HK. Matrix HK is 90% owned by Matrix China II and 10% owned by Matrix China II-A. Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China II and Matrix China II-A, and as such, may exercise voting and dispositive power over the shares held by Matrix HK. Mr. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over the shares held by Matrix HK.
(2)	The calculation is based on 388,948,435 Ordinary Shares (including Class A and Class B Ordinary Shares) issued and outstanding as of December 31, 2016, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on March 8, 2017, including 96,886,370 Class B Ordinary Shares issued and outstanding, as disclosed by Gallant Future in the Amendment No.2 to the original Schedule 13D filed with the Commission on August 23, 2016.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

CUSIP No. 60879B 10 7	13D/A

1.	Name of Reporting Persons Yibo Shao
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 41,719,433 Ordinary Shares(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 41,719,433 Ordinary Shares(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,719,433 Ordinary Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.

Percent of Class Represented by Amount in Row 11

10.7%(2) (representing 3.3% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Company)(3)

14.	Type of Reporting Person (see instructions) IN

(1)	Includes (i) 32,770,897 Class A Ordinary Shares and (ii) 4,474,268 ADSs, representing 8,948,536 Class A Ordinary Shares, held by Matrix HK. Matrix HK is 90% owned by Matrix China II and 10% owned by Matrix China II-A. Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China II and Matrix China II-A, and as such, may exercise voting and dispositive power over the shares held by Matrix HK. Mr. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over the shares held by Matrix HK.
(2)	The calculation is based on 388,948,435 Ordinary Shares (including Class A and Class B Ordinary Shares) issued and outstanding as of December 31, 2016, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on March 8, 2017, including 96,886,370 Class B Ordinary Shares issued and outstanding, as disclosed by Gallant Future in the Amendment No.2 to the original Schedule 13D filed with the Commission on August 23, 2016.
(3)	Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. See Item 5.

Explanatory Note

This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 5 solely on behalf of, and only to the extent that it relates to, Matrix Partners China II Hong Kong Limited (“Matrix HK”), Matrix Partners China II, L.P. (“Matrix China II”), Matrix Partners China II-A, L.P. (“Matrix China II-A”), Matrix China Management II, L.P. (“Matrix Management”), Matrix China II GP GP, Ltd. (“Matrix GP” and, together with Matrix HK, Matrix China II, Matrix China II-A and Matrix Management, the “Matrix Funds”) and Yibo Shao (“Mr. Shao” and, together with the Matrix Funds, the “Matrix Reporting Persons”) to the Schedule 13D initially filed by Yan Tang (“Mr. Tang”), Sichuan Zhang (“Ms. Zhang”), Gallant Future Holdings Limited (“Gallant Future”), Matrix Funds and Mr. Shao with the Commission on July 6, 2015, as amended by Amendment No. 1 filed on April 6, 2016, Amendment No. 2 on August 23, 2016, Amendment No. 3 on September 6, 2016 and Amendment No. 4 on February 21, 2017 (the “Original Filing”), in each case with respect to the Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”) of Momo Inc., a Cayman Islands company (the “Company”). Except to the extent specifically set forth herein, the information contained in the Original Filing remains true and accurate with respect to the Matrix Reporting Persons.

This statement does not modify any of the information previously reported on the Original Filing or any of the information reported by any Reporting Persons (as defined in the Original Filing) other than the Matrix Reporting Persons.

Item 2.	Identity and Background.

The Matrix Funds and Mr. Shao are collectively referred to herein as the “Matrix Reporting Persons,” and each, a “Matrix Reporting Person.”

(a)–(c), (f) This statement on Schedule 13D is being filed jointly by the Matrix Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act.

Except as otherwise stated herein, each Matrix Reporting Person expressly disclaims beneficial ownership for all purposes of the Ordinary Shares (including Class A Ordinary Shares represented by the ADSs) held by each other Matrix Reporting Person or by any member of the Buyer Group (as defined in Item 4) that is not a Matrix Reporting Person.

The agreement among the Matrix Reporting Persons relating to the joint filing is attached hereto as Exhibit J. Information with respect to each of the Matrix Reporting Persons is given solely by such Matrix Reporting Person, and no Matrix Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Matrix Reporting Persons, except as otherwise provided in Rule 13d-1(k).

The principal business of Matrix Management and Matrix GP is to serve as direct and indirect general partners, respectively, of Matrix China II and Matrix China II-A. The principal business of Matrix HK is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incidental thereto. The principal business of Matrix China II and Matrix China II-A is to hold indirect interests in various companies for investment purposes. Mr. Shao is a director of Matrix GP and is a PRC citizen. Matrix HK is a company incorporated in Hong Kong. Matrix China II and Matrix China II-A are limited partnerships formed in the Cayman Islands and managed by Matrix Management, a limited partnership formed in the Cayman Islands, which in turn is managed by Matrix GP, a company incorporated in the Cayman Islands. The business address of each of the Matrix Funds and Mr. Shao is c/o Flat 2807, 28/F, AIA Central, No. 1 Connaught Road, Central, Hong Kong.

Item 4.	Purpose of Transaction

Solely on behalf of, and only to the extent that it relates to, the Matrix Reporting Persons, Item 4 of the Original Filing is hereby amended and supplemented by the addition of the following:

On March 15, 2017, Matrix HK converted 10,000,000 Class A Ordinary Shares to 5,000,000 ADSs.

On March 31, 2017, (i) Matrix HK distributed 3,293,919 ADSs to Matrix China II and 365,991 ADSs to Matrix China II-A for no additional consideration, (ii) Matrix China II distributed 3,293,919 ADSs to Matrix China II’s partners for no additional consideration and (iii) Matrix China II-A distributed 365,991 ADSs to Matrix China II-A’s partners for no additional consideration.

Item 5.	Interest in Securities of the Issuer

Solely on behalf of, and only to the extent that it relates to, the Matrix Reporting Persons, paragraphs (a)-(c) of Item 5 of the Original Filing are hereby amended as follows:

(a)–(b) The following information with respect to the ownership of Class A ordinary shares by the Matrix Reporting Persons filing this statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Class A Ordinary Shares Held Directly	Class B Ordinary Shares Held Directly	ADS Held Directly (2)	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Matrix HK	32,770,897	0	4,474,268	41,719,433	41,719,433	41,719,433	10.7%
Matrix China II	0	0	0	41,719,433	41,719,433	41,719,433	10.7%
Matrix China II-A	0	0	0	41,719,433	41,719,433	41,719,433	10.7%
Matrix Management (1)	0	0	0	41,719,433	41,719,433	41,719,433	10.7%
Matrix GP (1)	0	0	0	41,719,433	41,719,433	41,719,433	10.7%
Shao (1)	0	0	0	41,719,433	41,719,433	41,719,433	10.7%

(1)	Matrix HK is 90% owned by Matrix China II and 10% owned by Matrix China II-A. Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China II and Matrix China II-A, and as such, may exercise voting and dispositive power over the shares held by Matrix HK. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over the shares held by Matrix HK.
(2)	Each ADS represents 2 Class A ordinary share, par value of US$0.0001. Percentage is based on 388,948,435 Ordinary Shares (including Class A and Class B Ordinary Shares) issued and outstanding as of December 31, 2016, as disclosed in the Company’s current report on Form 6-K furnished to the Commission on March 8, 2017, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

Each Matrix Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Matrix Reporting Person or by any member of the Buyer Group that is not a Matrix Reporting Person.

Holders of Class A Ordinary Share and Class B Ordinary Share have the same rights except for voting and conversion rights. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

Mr. David Ying Zhang, a director of Matrix GP, is the beneficially owner of 528,126 Class A Ordinary Shares, representing 528,126 Class A Ordinary Shares that Mr. Zhang has the right to acquire upon exercise of options within 60 days of the date of this filing.

Except as disclosed in this statement on Schedule 13D, none of the Matrix Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this statement on Schedule 13D, none of the Matrix Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c)	On March 15, 2017, Matrix HK converted 10,000,000 Class A Ordinary Shares to 5,000,000 ADSs.

On March 31, 2017, (i) Matrix HK distributed 3,293,919 ADSs to Matrix China II and 365,991 ADSs to Matrix China II-A for no additional consideration, (ii) Matrix China II distributed 3,293,919 ADSs to Matrix China II’s partners for no additional consideration and (iii) Matrix China II-A distributed 365,991 ADSs to Matrix China II-A’s partners for no additional consideration.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

A(1)	Joint Filing Agreement dated July 6, 2015 by and among Mr. Tang, Ms. Zhang, Gallant Future, the Matrix Funds and Mr. Shao.

B(1)	Consortium Agreement, dated July 6, 2015, by and among Mr. Tang, Matrix Partners, Sequoia Capital and Huatai Ruilian.

C(1)	Proposal Letter dated June 23, 2015 from the Buyer Group to the board of directors of the Company.

D(1)	Amendment No. 1 to the Consortium Agreement, dated April 5, 2016, by and among the Buyer Group.

E(1)	Adherence Agreement to the Consortium Agreement executed and delivered by Alibaba, dated April 5, 2016.

F(1)	Adherence Agreement to the Consortium Agreement executed and delivered by Yunfeng, dated April 5, 2016.

G(1)	Joint Filing Agreement dated April 6, 2016 by and among Mr. Tang, Ms. Zhang, Gallant Future, the Matrix Funds, Mr. Shao, the Yunfeng Funds and Mr. Yu.

H(1)	Proposal Withdrawal Letter to the special committee of the board of directors of the Company, dated August 18, 2016.

I(1)	Termination Agreement, dated August 18, 2016, by and among the Buyer Group.

J(1)	Joint Filing Agreement dated September 6, 2016 by and among the Matrix Reporting Persons.

(1)	Filed previously.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2017

MATRIX PARTNERS CHINA II HONG KONG LIMITED
By:	Matrix Partners China II, L.P.
By:	Matrix China Management II, L.P.
By:	Matrix China II GP GP, Ltd.

By:	/s/ Yibo Shao
Yibo Shao, Director

MATRIX PARTNERS CHINA II, L.P.
By:	Matrix China Management II, L.P.
By:	Matrix China II GP GP, Ltd.

By:	/s/ Yibo Shao
Yibo Shao, Director

MATRIX PARTNERS CHINA II-A, L.P.
By:	Matrix China Management II, L.P.
By:	Matrix China II GP GP, Ltd.

By:	/s/ Yibo Shao
Yibo Shao, Director

MATRIX CHINA MANAGEMENT II, L.P.
By:	Matrix China II GP GP, Ltd.

By:	/s/ Yibo Shao
Yibo Shao, Director

MATRIX CHINA II GP GP, LTD.

By:	/s/ Yibo Shao
Yibo Shao, Director

YIBO SHAO

By:	/s/ Yibo Shao

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Matrix Partners China II Hong Kong Limited

The business address of each of the following individuals is c/o Flat 2807, 28/F, AIA Central, No. 1 Connaught Road, Central, Hong Kong.

Directors:

Name	Country of Citizenship
David Ying Zhang	United States of America
Timothy A. Barrows	United States of America
Yibo Shao	The People’s Republic of China

Executive Officers:
None

Matrix China II GP GP, Ltd.

The business address of each of the following individuals is c/o Flat 2807, 28/F, AIA Central, No. 1 Connaught Road, Central, Hong Kong.

Directors:

Name	Country of Citizenship
David Ying Zhang	United States of America
Timothy A. Barrows	United States of America
David Su	The Republic of Singapore
Yibo Shao	The People’s Republic of China

Executive Officers:
None